

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 4, 2009

Ms. Meg A. Gentle
Senior Vice President & Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 6, 2009**
> **File No. 001-16383**

Dear Ms. Gentle:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Financial Information, page 1

Note 15 – Business Segment Information, page 17

1. It remains unclear how the revenue amounts presented on page 18 reconcile to the revenue line items on your Consolidated Statements of Operations. For instance, we note per your Consolidated Statements of Operations, that for the nine months ended September 30, 2009, you recognized marketing and trading revenue of $(10,265), yet there is no reconciliation within this table for the reader to understand which components contribute to the overall net sum presented on the face of your Consolidated Statements of Operations. Please modify your presentation as appropriate to aid investor understanding of how your segment revenues disclosure relates to the individual line items presented in your Consolidated Statements of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Summary of Critical Accounting Policies and Estimates, page 33

LNG and Natural Gas Marketing, page 33

2.   We note from your disclosure under this caption that "Operating results from marketing and trading activities are presented on a net basis on [y]our Consolidated Statement of Operations;" and that your "marketing and trading revenues also include pretax derivative gains/losses and inventory lower-of-cost-or-market adjustments, if any." In light of this new disclosure, please provide us with an analysis to support your conclusion that the LNG and natural gas marketing business should be presented in your Consolidated Statement of Operations on a net versus gross basis. Refer to authoritative accounting literature as appropriate.

3.   In addition, please explain to us why you believe inventory lower-of-cost-or-market adjustments should also be reflected on a net basis. In this regard, we note from your disclosure in footnote five that "During the nine-month period ended September 30, 2009, we incurred losses of $17.0 million related to lower of cost or market adjustments that are netted within Marketing and Trading Revenues in our Consolidated Statement of Operations."

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                                        Sincerely,

                                        Mark C. Shannon
                                        Branch Chief